FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of July 2004

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: July 28th, 2004

Information furnished on this form:
- Press release concerning the consolidated financial results for the first quarter of the fiscal year ending March 31, 2005

Consolidated Financial Results for the First Quarter of the Fiscal Year Ending March 31, 2005

I. Consolidated Financial Results

	Three months ended June 30, 2004	Three months ended June 30, 2003	% Change
	In billions of yen	In billions of yen	%
Net sales	1,056.1	1,030.7	+2.5
Operating income	16.5	12.0	+37.3
Income before income taxes	40.3	9.8	+308.2
Net income	20.9	0.7	-
	Yen	Yen	Yen
Net income per share:
Basic	10.87	0.42	+10.45
Diluted	10.08	0.40	+9.68

	As of June 30, 2004	As of March 31, 2004	Increase (Decrease)
	In billions of yen	In billions of yen	%
Total assets	3,974.4	4,044.3	(1.7)
Shareholders' equity	721.2	711.4	1.4

(Notes)

  The consolidated financial statements of NEC are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.
  Number of consolidated subsidiaries and affiliated companies accounted for by the equity method is as follows:
	As of June 30, 2004	As of March 31, 2004	As of June 30, 2003
Consolidated subsidiaries	200	195	194
Affiliated companies accounted for by the equity method	44	44	17

II. Business Results

<1> Overview of the First Quarter of the Fiscal Year Ending March 31, 2005 (three months ended June 30, 2004)

During the three months ended June 30, 2004 the Japanese economy saw gradual improvement, and business recovered steadily. This is principally due to an increase in exports mainly to Asia, an increase in capital expenditures as a result of an improvement in corporate earnings, and moderate growth in consumer spending despite concern over the influence of global interest rate movements on the economy, and global instability caused by terrorism.

In the electronics industry, the information technology ("IT") and corporate network markets experienced improvement, and the semiconductor market saw steady demand in semiconductors mainly for digital audio visual ("AV") equipment and personal computer ("PC") peripherals. On the other hand, strong customer requirements continued in the systems integration ("SI")/services field, and the Japanese mobile handset market saw sluggish growth due to the product's high permeation in the market and the decrease in demand by new users of camera-equipped mobile handsets. Due to these factors, the market resulted in a mixed condition of stagnation and growth.

Amid this business environment, positioning this fiscal year as the implementation stage of its mid-term growth strategy announced in October 2003, NEC has tackled the following management issues:

1) Strengthening of business execution capability.

2) Full scale expansion of solutions business based on networks.

3) Further expansion of mobile business.

4) Re-strengthening of platform business.

Specifically, NEC established a Process Transformation Unit in April 2004, which promoted total cost reduction enabled by cooperation among production innovation, reduction of material costs, and development process innovation. In addition, efforts were taken to respond to infrastructure investment toward new services and investment for fixed-rate packet services by telecommunications operators in Japan. Furthermore, NEC expanded its sales structure, announcing package solutions, which have the integrated IT/network solution product "UNIVERGE" at its core, in June 2004.

The consolidated net sales for the three months ended June 30, 2004 amounted to 1,056.1 billion yen, an increase of 25.4 billion yen (+3%) as compared with the corresponding period of the previous fiscal year. Amid a steady market, through the provision of solutions that exploited NEC's competitive edge in IT and networks etc., each segment enjoyed sales growth. By segment, the IT Solutions business increased by 7%, the Network Solutions business increased by 3%, and the Electron Devices business increased by 9% as compared with the corresponding period of the previous fiscal year, respectively. This is partly a result of growth in inter-segment sales between the IT Solutions and Network Solutions segments accompanied by expansion in the integrated IT/network area.

Regarding profitability, operating income, due to an increase in sales and a reduction in selling, general and administrative expenses, improved by 4.4 billion yen (+37%), amounting to 16.5 billion yen, as compared with the corresponding period of the previous fiscal year.

Income before income taxes improved by 30.4 billion yen, amounting to 40.3 billion yen, as compared with the corresponding period of the previous fiscal year. This is due to an improvement in operating income, in addition to gain on transfer of marketable securities to the pension trust and gain on sales of marketable securities for the three months ended June 30, 2004. Moreover, net income improved by 20.2 billion yen, amounting to 20.9 billion yen, as compared with the corresponding period of the previous fiscal year.

<2> Results by business segments (including inter-segment transactions and profit/loss figures)

Sales and segment profit of NEC's main segments were as follows (figures in brackets denote increases or decreases as compared with the corresponding period of the previous fiscal year):

IT Solutions Business

Sales: 427.5 billion yen (+7%)

Segment Profit: 13.7 billion yen (+8.2 billion yen)

Sales for the IT Solutions business for the three months ended June 30, 2004 amounted to 427.5 billion yen, an increase of 7% as compared with the corresponding period of the previous fiscal year. Affected by the recovery trend in IT investment in Japan, the SI/services, computer platforms, and software areas experienced steady performance.

Net sales by products and services were as follows:

In the area of SI/services, in addition to steady government-sector demand, private-sector demand grew steadily, and sales increased by 13%, amounting to 148.3 billion yen, as compared with the corresponding period of the previous fiscal year. In the area of computer platforms, an increase mainly in server shipments due to large orders received resulted in an increase in sales of 12%, amounting to 97.0 billion yen, as compared with the corresponding period of the previous fiscal year. Moreover, in the software area, through an increase in software sales associated with the increase in server shipments, sales increased by 28%, amounting to 20.5 billion yen, as compared with the corresponding period of the previous fiscal year. In contrast, in the area of personal solutions business, due to a decrease in personal computer shipments in Japan, sales decreased by 3%, amounting to 161.7 billion yen, as compared with the corresponding period of the previous fiscal year.

Regarding profitability, due to an increase in profit accompanying growth in sales in the SI/services area, and to an improvement in profitability mainly by cost reduction of hardware products etc., segment profit increased by 8.2 billion yen, amounting to 13.7 billion yen, as compared with the corresponding period of the previous fiscal year.

Network Solutions Business

Sales: 400.7 billion yen (+3%)

Segment Profit: 10.9 billion yen (+0.3 billion yen)

Sales for the Network Solutions business for the three months ended June 30, 2004 increased by 3%, amounting to 400.7 billion yen, as compared with the corresponding period of the previous fiscal year.

Net sales by products and services were as follows:

In the area of broadband, due to shipments for the establishment of new services by Japanese telecommunications operators, and steady performance in enterprise business, sales increased by 26%, amounting to 111.8 billion yen, as compared with the corresponding period of the previous fiscal year. In the mobile area, despite an increase in sales in the mobile infrastructure business, as compared with the corresponding period of the previous fiscal year, effected by infrastructure building for the introduction of fixed-rate packet communications services, sales in the overall mobile area decreased by 3%, amounting to 241.1 billion yen, as compared with the corresponding period of the previous fiscal year. This is mainly due to the fact that in the mobile terminal business, shipments of second generation mobile handsets for the Japanese market, which were especially popular during the previous year, decreased as compared with the corresponding period of the previous fiscal year. In the area of social infrastructure, due to the saturation of demand for digital terrestrial broadcasting systems in Japan sales decreased by 6%, amounting to 47.8 billion yen, as compared with the corresponding period of the previous fiscal year.

Regarding profitability, despite the negative influence of a decrease in mobile handset shipments, there was an improvement in profitability mainly seen in the broadband area due to policies undertaken to reduce material costs and selling, general and administrative expenses. This resulted in an increase in segment profit of 0.3 billion yen, amounting to 10.9 billion yen, as compared with the corresponding period of the previous fiscal year.

Electron Devices Business

Sales: 243.8 billion yen (+9%)

Segment Profit: 15.6 billion yen (+5.0 billion yen)

Sales for the Electron Devices business for the three months ended June 30, 2004 increased by 9%, amounting to 243.8 billion yen, as compared with the corresponding period of the previous fiscal year. This is due to an increase in sales, amid a steady market background, in the semiconductor business and in the display business mainly of color liquid crystal displays ("LCDs").

Net sales by products and services were as follows:

In the area of semiconductors, despite a decrease in shipments due to the transfer of DRAM production to Elpida Memory, Inc., as a result of steady growth in semiconductors for digital AV products, PC peripherals, and mobile handsets, sales amounted to 185.6 billion yen, an increase of 4% as compared with the corresponding period of the previous fiscal year.

In the display area, due to steady demand in industry-type color LCDs, sales amounted to 22.9 billion yen, an increase of 16% as compared with the corresponding period of the previous fiscal year. In the area of electronic components and others, through steady growth in electronic components for digital equipment sales increased by 31%, amounting to 35.3 billion yen, as compared with the corresponding period of the previous fiscal year.

Regarding profitability, in addition to the increase in sales of semiconductors, which form the core of the Electron Devices business, through an improvement in profitability in the display area mainly of color LCDs, segment profit increased by 5.0 billion yen, amounting to 15.6 billion yen, as compared with the corresponding period of the previous fiscal year.

<3> Cash Flows

Net cash used in operating activities was 107.5 billion yen, a worsening of 111.8 billion yen as compared with the corresponding period of the previous fiscal year. This is mainly due to an increase in the sum of notes and accounts payable, as compared with the corresponding period of the previous fiscal year, caused by an increase in materials purchased in the fourth quarter of the fiscal year ended March 31, 2004.

Net cash used in investment activities was 21.6 billion yen, an improvement of 8.2 billon yen as compared with the corresponding period of the previous fiscal year. This is mainly due to an increase in net proceeds from the sales of affiliates' stocks. As a result, free cash flows (the total of cash flows from operating activities and cash flows from investing activities) were cash outflows of 129.2 billion yen, a worsening of 103.5 billion yen as compared with the corresponding period of the previous fiscal year.

In contrast, net cash provided by financing activities, mainly through the issuance of convertible bonds by a subsidiary, amounted to 103.3 billion yen. As a result, cash and cash equivalents amounted to 472.8 billion yen, an increase of 132.3 billion yen as compared with the corresponding period of the previous fiscal year.

In addition, the balance of interest-bearing debt amounted to 1,283.0 billion yen due to the repayment of debt, a decrease of 225.0 billion yen as compared with the corresponding period of the previous fiscal year. Moreover, this is an increase of 112.0 billion yen as compared with the end of the fiscal year ended March 31, 2004, as a result of the issuance of convertible bonds by a subsidiary.

***

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In millions of yen, millions of U.S. dollars)

Three months ended June 30	2004	(% of net sales)	2003	(% of net sales)	Increase (Decrease)	2004

Net sales	JPY 1,056,155	(100.0)	JPY 1,030,743	(100.0)	JPY 25,412	$9,689
Cost of sales	784,559	(74.3)	755,873	(73.3)	28,686	7,198
Selling, general and administrative expenses	255,067	(24.1)	262,834	(25.5)	(7,767)	2,340
Operating income	16,529	(1.6)	12,036	(1.2)	4,493	151

Non-operating income	37,465	(3.5)	18,030	(1.7)	19,435	344
Interest and dividends	3,334		3,644		(310)	31
Other	34,131		14,386		19,745	313
Non-operating expenses	13,611	(1.3)	20,172	(1.9)	(6,561)	125
Interest	5,548		7,775		(2,227)	51
Other	8,063		12,397		(4,334)	74

Income before income taxes	40,383	(3.8)	9,894	(1.0)	30,489	370

Provision for income taxes	20,999	(2.0)	4,947	(0.5)	16,052	193
Minority interest in income of consolidated subsidiaries	3,213	(0.3)	278	(0.0)	2,935	29
Equity in earnings (losses) of affiliated companies	4,774	(0.5)	(3,969)	(-0.4)	8,743	44

Net income	JPY 20,945	(2.0)	JPY 700	(0.1)	JPY 20,245	$192

(Note)
US dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 109 yen.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions of yen, millions of U.S. dollars)

	June 30, 2004 (Unaudited)	June 30, 2003 (Unaudited)	Increase (Decrease)	March 31, 2004	Increase (Decrease)	June 30, 2004 (Unaudited)

Current assets	JPY 2,055,356	JPY 1,833,771	JPY 221,585	JPY 2,129,756	(JPY 74,400)	$18,857

Cash and cash equivalents	472,813	340,488	132,325	496,763	(23,950)	4,338
Notes and accounts receivable, trade	709,774	641,693	68,081	840,705	(130,931)	6,512
Inventories	669,533	636,265	33,268	570,026	99,507	6,143
Other current assets	203,236	215,325	(12,089)	222,262	(19,026)	1,864
Long-term assets	1,919,079	2,149,589	(230,510)	1,914,586	4,493	17,606

Long-term receivables, trade	10,226	24,701	(14,475)	9,843	383	94
Investments and advances	402,016	433,088	(31,072)	441,530	(39,514)	3,688
Property, plant and equipment	801,537	813,468	(11,931)	770,214	31,323	7,354
Other assets	705,300	878,332	(173,032)	692,999	12,301	6,470

Total assets	JPY 3,974,435	JPY 3,983,360	(JPY 8,925)	JPY 4,044,342	(JPY 69,907)	$36,463

Current liabilities	JPY 1,654,358	JPY 1,671,887	(JPY 17,529)	JPY 1,742,587	(JPY 88,229)	$15,178

Short-term borrowings and current portion of long-term debt	455,899	545,826	(89,927)	364,502	91,397	4,183
Notes and accounts payable, trade	829,202	785,729	43,473	930,466	(101,264)	7,607
Other current liabilities	369,257	340,332	28,925	447,619	(78,362)	3,388
Long-term liabilities	1,372,881	1,698,676	(325,795)	1,368,921	3,960	12,595

Long-term debt	827,195	962,364	(135,169)	806,517	20,678	7,589
Accrued pension and severance costs	505,303	705,646	(200,343)	524,898	(19,595)	4,636
Other	40,383	30,666	9,717	37,506	2,877	370
Minority shareholders' equity in consolidated subsidiaries	225,947	136,203	89,744	221,374	4,573	2,073

Preferred securities issued by a subsidiary	-	97,950	(97,950)	-	0	-

Total shareholders' equity	721,249	378,644	342,605	711,460	9,789	6,617

Common stock	337,820	244,726	93,094	337,820	0	3,099
Additional paid-in capital	454,305	361,817	92,488	454,333	(28)	4,168
Retained earnings	92,846	42,267	50,579	71,901	20,945	852
Accumulated other comprehensive income (loss)	(160,893)	(266,905)	106,012	(149,797)	(11,096)	(1,476)
Treasury stock	(2,829)	(3,261)	432	(2,797)	(32)	(26)

Total liabilities and shareholders' equity	JPY 3,974,435	JPY 3,983,360	(JPY 8,925)	JPY 4,044,342	(JPY 69,907)	$36,463

Interest-bearing debt (*1)	JPY 1,283,094	JPY 1,508,190	(JPY 225,096)	JPY 1,171,019	JPY 112,075	$11,772
Net interest-bearing debt (*2)	810,281	1,167,702	(357,421)	674,256	136,025	7,434

Shareholders' equity ratio (%) (*3)	18.1	9.5	8.6	17.6	0.5

Debt-equity ratio (times) (*4)	1.78	3.98	(2.20)	1.65	0.13
Net debt-equity ratio (times) (*4)	1.12	3.08	(1.96)	0.95	0.17

Accumulated other comprehensive income (loss) breakdown:
Foreign currency translation adjustments	(JPY 16,204)	JPY 5,664	(JPY 21,868)	(JPY 15,902)	(JPY 302)	($149)
Minimum pension liability adjustment	(163,282)	(275,658)	112,376	(166,323)	3,041	(1,498)
Unrealized gains(losses) on marketable securities	20,174	5,413	14,761	34,205	(14,031)	185
Unrealized gains(losses) on derivative financial instruments	(1,581)	(2,324)	743	(1,777)	196	(14)

(Notes)
*1 Interest-bearing debt is the sum of short-term borrowings, current portion of long-term debt and long-term debt.
*2 Net interest-bearing debt is interest-bearing debt less cash and cash equivalents.
*3 Shareholders' equity ratio is shareholders' equity divided by total assets.
*4 Debt-equity ratio and net debt-equity ratio are interest-bearing debt and net interest-bearing debt divided by shareholders' equity, respectively.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In millions of yen, millions of U.S. dollars)

Three months ended June 30	2004	2003	Increase (Decrease)	2004

I. Cash flows from operating activities
Net income	JPY 20,945	JPY 700	JPY 20,245	$192
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	41,856	39,898	1,958	384
Equity in (earnings) losses of affiliated companies, net of dividends	(4,351)	4,454	(8,805)	(40)
Decrease in notes and accounts receivable	142,436	199,988	(57,552)	1,307
Increase in inventories	(94,398)	(82,928)	(11,470)	(866)
Decrease in notes and accounts payable	(139,943)	(80,330)	(59,613)	(1,284)
Other, net	(74,143)	(77,533)	3,390	(680)

Net cash provided by (used in) operating activities	(107,598)	4,249	(111,847)	(987)

II. Cash flows from investing activities
Proceeds from sales of fixed assets	2,433	8,356	(5,923)	22
Additions to fixed assets	(52,532)	(56,424)	3,892	(482)
Proceeds from sales of marketable securities	16,163	16,685	(522)	148
Purchase of marketable securities	(78)	(4)	(74)	(1)
Other, net	12,405	1,486	10,919	115

Net cash used in investing activities	(21,609)	(29,901)	8,292	(198)

Free cash flows ( I + II )	(129,207)	(25,652)	(103,555)	(1,185)

III. Cash flows from financing activities
Net proceeds from bonds and borrowings	108,836	20,291	88,545	998
Dividends paid	(5,432)	(780)	(4,652)	(50)
Other, net	(33)	292	(325)	0

Net cash provided by financing activities	103,371	19,803	83,568	948

Effect of exchange rate changes on cash and cash equivalents	1,886	1,992	(106)	17

Net decrease in cash and cash equivalents	(23,950)	(3,857)	(20,093)	(220)

Cash and cash equivalents at beginning of period	496,763	344,345	152,418	4,558
Cash and cash equivalents at end of period	JPY 472,813	JPY 340,488	JPY 132,325	$4,338

SEGMENT INFORMATION (UNAUDITED)
Business Segment Information

(1) Net Sales (Including internal sales to other segments)
(In millions of yen, millions of U.S. dollars)

Three months ended June 30	2004	(% of total)	% change	2003	(% of total)	2004

IT Solutions business	JPY 427,552	(40.5)	+6.5	JPY 401,573	(39.0)	$3,922
Network Solutions business	400,714	(37.9)	+3.1	388,634	(37.7)	3,676
Electron Devices business	243,897	(23.1)	+8.5	224,766	(21.8)	2,238
Others	126,878	(12.0)	-2.9	130,667	(12.7)	1,164
Eliminations	(142,886)	(-13.5)	-	(114,897)	(-11.2)	(1,311)

Consolidated total	JPY 1,056,155	(100.0)	+2.5	JPY 1,030,743	(100.0)	$9,689

(2) Segment Profit or Loss
(In millions of yen, millions of U.S. dollars)

Three months ended June 30	2004	(% of profit on sales)	Increase (Decrease)	2003	(% of profit on sales)	2004

IT Solutions business	JPY 13,749	(3.2)	JPY 8,213	JPY 5,536	(1.4)	$126
Network Solutions business	10,932	(2.7)	302	10,630	(2.7)	100
Electron Devices business	15,625	(6.4)	5,093	10,532	(4.7)	143
Others	(6,263)	(-4.9)	(1,189)	(5,074)	(-3.9)	(57)
Eliminations	(9,037)	-	(6,363)	(2,674)	-	(83)
Unallocated corporate expenses*	(8,477)	-	(1,563)	(6,914)	-	(78)

	16,529	(1.6)	4,493	12,036	(1.2)	151
Other income	37,465		19,435	18,030		344
Other expenses	13,611		(6,561)	20,172		125

Consolidated income before income taxes	JPY 40,383	(3.8)	JPY 30,489	JPY 9,894	(1.0)	$370

(Notes)
*  Corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any business segment.

(3) Net Sales to External Customers
(In billions of yen, millions of U.S. dollars)

Three months ended June 30	2004	2003	% change	2004

IT Solutions business	JPY 369.5	JPY 372.7	-0.9	$3,390
Domestic	304.1	312.9	-2.8	2,790
Overseas	65.4	59.7	+9.4	600
Network Solutions business	385.4	374.5	+2.9	3,536
Domestic	293.8	277.8	+5.8	2,696
Overseas	91.5	96.7	-5.3	840
Electron Devices business	224.4	192.8	+16.4	2,059
Domestic	129.2	113.0	+14.3	1,185
Overseas	95.2	79.7	+19.4	874
Others	76.7	90.5	-15.3	704
Domestic	54.8	65.7	-16.5	503
Overseas	21.8	24.8	-12.1	201
Consolidated total	JPY 1,056.1	JPY 1,030.7	+2.5	$9,689
Domestic	782.0	769.6	+1.6	7,175
Overseas	274.0	261.1	+5.0	2,514

(4) Net Sales by Products and Services (Including internal sales to other segments)
(In billions of yen, millions of U.S. dollars)

Three months ended June 30	2004	2003	% change	2004

IT Solutions business	JPY 427.5	JPY 401.5	+6.5	$3,922
SI / Services	148.3	131.6	+12.7	1,361
Software	20.5	16.0	+28.1	188
Computers / Platforms	97.0	86.8	+11.8	890
Personal Solutions	161.7	167.1	-3.2	1,483
Network Solutions Business	JPY 400.7	JPY 388.6	+3.1	$3,676
Broadband	111.8	88.7	+26.0	1,026
Mobile	241.1	249.2	-3.3	2,211
Social Infrastructure	47.8	50.7	-5.7	439
Electron Devices business	JPY 243.8	JPY 224.7	+8.5	$2,238
Semiconductors	185.6	178.0	+4.3	1,703
Displays	22.9	19.8	+15.7	210
Electronic Components	35.3	26.9	+31.2	325

(Note)

"Operating income" set forth above is a measure commonly used by companies reporting in accordance with accounting principles generally accepted in Japan. Management believes this measure is useful to investors in comparing NEC's results of operations to other Japanese companies. This measure, however, should not be construed as an alternative to "income before income taxes" or "net income" as determined in accordance with U.S. GAAP. Please refer to the condensed consolidated statement of operations for the calculation of the operating income.

CAUTIONARY STATEMENTS:

The statements in this material with respect to the plans, strategies and forecasts of NEC Corporation and its consolidated subsidiaries (collectively "NEC") are forward-looking statements involving risks and uncertainties. Moreover, the management targets included in this material are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC's business strategies.

NEC cautions you in advance that actual results could differ materially from such forward-looking statements due to several factors. The important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in NEC's markets, which are primarily Japan, North America, Asia and Europe; fluctuating demand for, and competitive pricing pressure on, NEC's products and services in the marketplace; NEC's ability to continue to win acceptance of its products and services in these highly competitive markets; NEC's ability to expand into foreign markets such as China; regulatory change and uncertainty and potential legal liability relating to NEC's businesses and operations; and movements in currency exchange rates, particularly the rate between the yen and the U.S. dollar. Among other factors, a worsening of the world economy resulting from the downturn in the IT and telecommunications industries, a worsening of financial conditions in the world markets, and a deterioration in the domestic and overseas stock markets, would cause actual results to differ from the forward-looking statements, including management's targets.

You should keep in mind that any forward-looking statement made by NEC speaks only as of the date on which NEC makes it. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement might not occur. Therefore, you should not place undue reliance on any forward-looking statements. Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC's financial statements.

***

Contact: Diane Foley
Corporate Communications Division
NEC Corporation
+81-3-3798-6511